Exhibit 16.1

June 26, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 25, 2015, of Calavo Growers, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and in the second, third, fourth, and fifth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2014 financial statements.

/s/ Ernst & Young LLP